

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2025

Jason K. Garland
Chief Financial Officer
Repligen Corporation
41 Seyon Street
Building 1, Suite 100
Waltham, MA 02453

> **Re: Repligen Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 000-14656**

Dear Jason K. Garland:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences